UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Acquisition of Evofem Convertible Notes and Purchase Rights; Issuance of Securities

On June 26, 2026, HUB Cyber Security Ltd. (the “Company”) entered into securities purchase agreements (each, a “Purchase Agreement” and, collectively, the “Purchase Agreements”) with certain holders (each, a “Seller” and, collectively, the “Sellers”) of senior subordinated convertible notes (the “Evofem Notes”) of Evofem Biosciences, Inc., a Delaware corporation (“Evofem”), and of certain purchase rights to acquire securities of Evofem (the “Purchase Rights”). Pursuant to the Purchase Agreements, the Company agreed to purchase from the Sellers all of their respective Evofem Notes and Purchase Rights, free and clear of liens, in exchange solely for the issuance of equity securities of the Company as described below.

The Evofem Notes acquired by the Company consist of Evofem’s senior subordinated convertible notes governed by a common form of note (the “SSN Notes” and the “Aditxt Notes”), comprising the exchanged senior subordinated convertible notes originally issued between December 2022 and September 2023 and restructured effective December 1, 2023 (maturing December 1, 2026), together with senior subordinated convertible notes issued in the same form maturing April 8, 2028 and June 26, 2028. The Evofem Notes are junior subordinated obligations of Evofem (subordinated in right of cash payment to Evofem’s senior secured notes and other senior debt obligations of Evofem), bear interest at 8% per annum compounding monthly (payable at maturity), and are convertible, at the holder’s election, into shares of Evofem common stock at a conversion price of $0.0154 per share (subject to customary adjustment for stock splits, stock dividends, recapitalizations and similar events), subject to a 4.99 or 9.99% beneficial-ownership limitation. Based on the aggregate outstanding balance of the Evofem Notes acquired by the Company (approximately $5,373,556), the Evofem Notes would be convertible into approximately 348,932,233 shares of Evofem common stock, without factoring in the beneficial-ownership limitation. The Purchase Rights acquired by the Company are exercisable for Evofem common stock at the same $0.0154 per share price and, based on the aggregate amount of the Purchase Rights acquired (approximately $10,153,890), would be exercisable into approximately 659,343,507 shares of Evofem common stock. In the aggregate, the Evofem Notes and Purchase Rights acquired by the Company would be convertible into, and exercisable for, approximately 1,008,275,740 shares of Evofem common stock (in each case before giving effect to any beneficial-ownership limitations and Evofem’s available authorized common stock), which if fully converted and exercised, will give the Company an 88% ownership of Evofem based on the current outstanding shares (or 14% on a fully diluted basis, assuming full issuance of all potential shares issuable for all convertible instruments outstanding).

The aggregate purchase price payable by the Company for the Evofem Notes and Purchase Rights was approximately $49,331,891 (the “Purchase Price”), payable solely in ordinary shares of the Company, no par value (the “Ordinary Shares”), and/or pre-funded warrants to purchase Ordinary Shares (the “Pre-Funded Warrants” and, together with the Ordinary Shares issued as consideration, the “Consideration Shares”), and not in cash. The number of Consideration Shares issuable to each Seller is equal to such Seller’s portion of the Purchase Price divided by $1.560 per share, the closing price of the Ordinary Shares on the Nasdaq Stock Market on June 24, 2026. As aggregate consideration under the Purchase Agreements, the Company issued 31,623,000 Consideration Shares (including the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants).

Pursuant to the Purchase Agreements, the Consideration Shares were issued as Ordinary Shares except to the extent that such issuance would cause a Seller, together with its affiliates and any persons acting in concert with it, to beneficially own or hold in excess of 4.99% of the Company’s outstanding Ordinary Shares after giving effect to the issuance (the “Beneficial Ownership Limitation”), in which case the portion that would otherwise exceed the Beneficial Ownership Limitation was issued in the form of Pre-Funded Warrants. Accordingly, at the closing the Company issued an aggregate of 1,794,901 Ordinary Shares and issued Pre-Funded Warrants exercisable for an aggregate of 29,828,099 Ordinary Shares. The number of Ordinary Shares issued to any individual Seller was limited so that such Seller would not exceed the Beneficial Ownership Limitation (a maximum of 225,417 Ordinary Shares per Seller, based on 4,291,960 Ordinary Shares outstanding immediately prior to the issuance), with the balance of such Seller’s Consideration Shares issued in the form of Pre-Funded Warrants. Certain Sellers whose existing beneficial ownership already equaled or exceeded 4.99% received all of their Consideration Shares in the form of Pre-Funded Warrants.

Each Pre-Funded Warrant has an exercise price of $0.001 per Ordinary Share, may be exercised on a cash or cashless basis, and is not exercisable to the extent the holder would exceed the Beneficial Ownership Limitation.

The Company has agreed to call a meeting of its shareholders as soon as reasonably practicable following the closing to approve (i) the full exercise of the Pre-Funded Warrants and the issuance of all Ordinary Shares issuable upon exercise thereof and (ii) an increase in the Company’s authorized share capital sufficient to permit such issuance in full. Upon receipt of such shareholder approval, the 4.99% Beneficial Ownership Limitation applicable to the Pre-Funded Warrants will automatically be lifted, and the Pre-Funded Warrants will thereafter be exercisable in full in accordance with their terms.

The Consideration Shares, and the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants, were offered and issued in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) thereof (and/or Regulation S) promulgated thereunder, and will constitute “restricted securities.” This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The foregoing description of the Purchase Agreements and the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Purchase Agreement and the form of Pre-Funded Warrant, copies of which are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Corporate Restructuring

The Evofem transaction is the latest milestone in a comprehensive restructuring that the Company has implemented, during which the Board and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance.

As part of this plan, the Company has substantially reduced operating expenses, eliminating many external consultants and contractors and reducing headcount solely at the HUB level by approximately 50%. The Company has also engaged Deloitte to support its restructuring efforts, operational improvements and financial planning as it works to strengthen its balance sheet. Additionally, the Board continues to explore various strategic alternatives intended to maximize value for shareholders and position HUB for future growth. The Company believes the Evofem transaction reflects a first step in a disciplined approach to pursuing strategic opportunities while preserving liquidity.

On July 1, 2026, the Company issued a press release announcing the transactions described above. A copy of the press release is furnished as Exhibit 99.3 to this Report on Form 6-K.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Form of Purchase Agreement, dated as of June 26, 2026, by and among HUB Cyber Security Ltd. and the Sellers party thereto
99.2	Form of Pre-Funded Warrant
99.3	Press Release, dated July 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: July 1, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

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